UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

AUG 28 2012


12062736

| SEC FILE NUMBER |
|---|
| 8- 48032 |

FACING PAGE

Washington DC 402

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING July 1, 2011 (MM/DD/YY) AND ENDING June 30, 2012 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Services International Corp

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Fifth Avenue, Suite 6870
(No. and Street)

| Seattle | Washington | 98104 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brenda T. Pingree (206) 386-5475
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

| 9221 Corbin Avenue, Suite 170 | Northridge | California | 91324 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Brenda Pingree, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Services International Corp., as of June 30, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of WASHINGTON
County of KING
Subscribed ans sworn to (or affirmed) before me on this
9th day of August, 2012 by
Brenda R. Pingree proved to me on the
basis of satisfactory evidences to be the person who
appeared beofre me.



Notary Public

Signature

Pres/CCO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
Financial Services International Corp.:

We have audited the accompanying statement of financial condition of Financial Services International Corp. (the Company) as of June 30, 2012, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Services International Corp. as of June 30, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Seattle, Washington
August 24, 2012

9221 Corbin Avenue, Suite 170, Northridge, California 91324
*phone* 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles New York Oakland Seattle

WE FOCUS & CARE

**Financial Services International Corp.**
**Statement of Financial Condition**
**June 30, 2012**

## Assets

| | | |
|---|---|---|
| Cash | $ | 97,644 |
| Deposit with clearing organization | | 5,594 |
| Commissions receivable | | 50,000 |
| Marketable securities, at market value | | 40,612 |
| Property and equipment, net | | 453 |
| Other assets | | 1,149 |
| **Total assets** | $ | 195,452 |

## Liabilities and Stockholders' Equity

**Liabilities**

| | | |
|---|---|---|
| Accounts payable and accrued expenses | $ | 81,624 |
| Employee compensation and benefits payable | | 20,695 |
| Deferred tax liabilities | | 703 |
| **Total liabilities** | | 103,022 |
| Commitments and contingencies | | |

**Stockholders' equity**

| | | |
|---|---|---|
| Common stock, $0.01 par value, 1,000,000 shares authorized, 103,867 shares issued and outstanding | | 1,039 |
| Additional paid-in capital | | 32,016 |
| Retained earnings | | 59,375 |
| **Total stockholders' equity** | | 92,430 |
| **Total liabilities and stockholders' equity** | $ | 195,452 |

*The accompanying notes are an integral part of these financial statements.*

**Financial Services International Corp.**
**Statement of Operations**
**For the Year Ended June 30, 2012**

| | |
|---|---|
| **Revenues** | |
| Commission income | $ 1,705,485 |
| Financial advisory services | 2,883,437 |
| Private placements | 186,324 |
| Interest income | 167 |
| Net investment gains (losses) | (2,202) |
| Other income | 38,923 |
| **Total revenues** | 4,812,134 |
| **Expenses** | |
| Employee compensation and benefits | 216,967 |
| Commission, trading fees and floor brokerage | 4,402,077 |
| Communication and data processing | 33,835 |
| Occupancy and equipment rental | 19,233 |
| Professional fees | 44,049 |
| Interest | 1 |
| Taxes, other than income taxes | 10,411 |
| Other operating expenses | 91,032 |
| **Total expenses** | 4,817,605 |
| **Net income (loss) before income tax provision** | (5,471) |
| **Income tax provision** | 1,818 |
| **Net income (loss)** | $ (7,289) |

*The accompanying notes are an integral part of these financial statements.*

**Financial Services International Corp.**
**Statement of Changes in Stockholders' Equity**
**For the Year Ended June 30, 2012**

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|
| **Balance at June 30, 2011** | $ 1,039 | $ 32,016 | $ 66,664 | $ 99,719 |
| Net income (loss) | - | - | (7,289) | (7,289) |
| **Balance at June 30, 2012** | $ 1,039 | $ 32,016 | $ 59,375 | $ 92,430 |

*The accompanying notes are an integral part of these financial statements.*

**Financial Services International Corp.**
**Statement of Changes in Liabilities Subordinated**
**to the Claims of General Creditors**
**For the Year Ended June 30, 2012**

| | Amount |
|---|---|
| **Balance at June 30, 2011** | $ - |
| Increase: | - |
| Decrease: | - |
| **Balance at June 30, 2012** | $ - |

*The accompanying notes are an integral part of these financial statements.*

**Financial Services International Corp.**
**Statement of Cash Flows**
**For the Year Ended June 30, 2012**

| | | |
|---|---|---|
| **Cash flow from operating activities:** | | |
| Net income (loss) | | $ (7,289) |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | |
| Depreciation expense | $ 303 | |
| (Increase) decrease in assets: | | |
| Deposit with clearing organization | 47 | |
| Commissions receivable | 625 | |
| Marketable securities, at market value | 2,124 | |
| Other assets | 145 | |
| Increase (decrease) in liabilities: | | |
| Accounts payable and accrued expenses | 34,411 | |
| Employee compensation and benefits payable | (12,235) | |
| Deferred tax liabilities | 1,818 | |
| Total adjustments | | 27,238 |
| **Net cash provided by (used in) operating activities** | | 19,949 |
| **Net cash provided by (used in) in investing activities** | | - |
| **Net cash provided by (used in) financing activities** | | - |
| **Net increase (decrease) in cash** | | 19,949 |
| **Cash at beginning of year** | | 77,695 |
| **Cash at end of year** | | $ 97,644 |
| **Supplemental disclosure of cash flow information:** | | |
| Cash paid during the year for: | | |
| Interest | $ 1 | |
| Income taxes | $ - | |

*The accompanying notes are an integral part of these financial statements.*

**Financial Services International Corp.**
**Notes to Financial Statements**
**June 30, 2012**

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*General*

Financial Services International Corp. (the "Company") was incorporated in the State of Washington on December 15, 1994, under the name Securities, Inc. On January 18, 1995, the Company changed its name to Financial Services International Corp. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including the retail sale of corporate debt and equity securities, mutual fund sales, life insurance policies, and annuities. The Company provides underwriting and investment advisory services to its clientele and is a Registered Investment Advisor.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

*Summary of Significant Accounting Policies*

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Financial advisory fees are recognized as earned on a quarterly basis over the term of the contract and are recorded when received.

**Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

The Company has adopted FASB ASC 320, Investments — Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

Washington does not impose a state tax, however the Company is subject to the business and occupation tax that is based on gross receipts.

The Company charges certain expenses to its representatives. These fees are included in Other Income on the Statement of Operations.

Advertising costs are expensed as incurred. For the year ended June 30, 2012, the Company charged $951 to other operating expenses for advertising costs.

**Financial Services International Corp.**
**Notes to Financial Statements**
**June 30, 2012**

**Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

The Company has adopted FASB ASC 320, Investments — Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

Washington does not impose a state tax, however the Company is subject to the business and occupation tax that is based on gross receipts.

The Company charges certain expenses to its representatives. These fees are included in Other Income on the Statement of Operations.

Advertising costs are expensed as incurred. For the year ended June 30, 2012, the Company charged $951 to other operating expenses for advertising costs.

**Financial Services International Corp.**
**Notes to Financial Statements**
**June 30, 2012**

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through August 24, 2012, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

## Note 2: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with Raymond James ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at June 30, 2012 was $5,594.

The Company also maintains mutual funds at the Clearing Broker which serve as collateral. The mutual funds are included with the marketable securities, at market value (See Note 3). The fund's value at June 30, 2012 was $27,010 resulting in a total deposit of $32,604 with the Clearing Broker.

## Note 3: MARKETABLE SECURITIES, AT MARKET VALUE

Marketable securities, at market value consist of corporate stocks and mutual funds. As discussed in Note 1, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. At June 30, 2012, these securities are carried at their fair market value of $40,612. The accounting for the mark-to-market on proprietary account is included in the Statement of Operations as net investment losses of $2,202.

## Note 4: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

**Note 4: PROPERTY AND EQUIPMENT, NET (Continued)**

| | | | Useful Life |
|---|---|---|---|
| Property and equipment | $ | 8,821 | 5 to 7 |
| Total cost of property and equipment | | 8,821 | |
| Less: accumulated depreciation | | (8,368) | |
| Property and equipment, net | $ | 453 | |

Depreciation expense for the year ended June 30, 2012 was $303.

**Note 5: INCOME TAXES**

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company is subject to the business and occupation tax based on gross receipts. At June 30, 2012, the Company recorded gross receipts tax of $8,725. These amounts are included in Taxes, other than income taxes on the Statement of Operations.

The provision for income tax expense (benefit) is composed of the following:

| | Current | | Deferred | | Total | |
|---|---|---|---|---|---|---|
| Federal | $ | - | $ | 1,818 | $ | 1,818 |
| State | | - | | - | | - |
| Total income tax expense (benefit) | $ | - | $ | 1,818 | $ | 1,818 |

A 100% valuation allowance has been established against this benefit since management cannot determine it is more likely than not that the asset will be realized.

**Note 6: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT**

On January 1, 2009, the Company adopted FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

**Financial Services International Corp.**
**Notes to Financial Statements**
**June 30, 2012**

**Note 6: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT (Continued)**

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in an active market for identical assets or liabilities;

Level 2 - Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;

Level 3 - Assets and liabilities whose significant value drivers are unobservable.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of June 30, 2012:

| **Assets** | **Fair Value** | **Level 1 Inputs** | **Level 2 Inputs** | **Level 3 Inputs** |
|---|---|---|---|---|
| Marketable securities, at market | $ 40,612 | $ 40,612 | $ - | $ - |
| **Total** | $ 40,612 | $ 40,612 | $ - | $ - |

**Note 7: STOCK COMPENSATION**

In 2005, the Company implemented a stock bonus program for one of its employees. Each year 10% of the previous calendar year's W-2 wages is awarded to the employee in order to purchase restricted stock in the Company. The stock is restricted for seven years from the date of issue. At June 30, 2012, the Company had restricted shares totaling 3,339.

## Note 8: RELATED PARTY TRANSACTIONS

The Company entered into an expense sharing agreement with an affiliated company related by common ownership, whereby the Company has agreed to pay three quarters of the phone, internet, liability insurance expense, and lease expense. During the year ended June 30, 2012, the Company paid $24,377 for those expenses.

The Company also conducts business with a company 100% owned by a minority shareholder of the Company. During the year ended June 30, 2012, there were no transactions between the two entities.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

## Note 9: RETIREMENT PLAN

The Company established a SIMPLE plan effective January 1, 2005. All employees are eligible to participate. For the year ended June 30, 2012, a 3% matching contribution was made to the plan in the amount of $1,835.

## Note 10: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

## Note 11: COMMITMENTS AND CONTINGENCIES

*Commitments*

The Company entered into a five year sublease agreement with an affiliated company (See Note 8). The lease contains provisions for rent escalation based on increases in certain costs incurred by the lessor. The Company can cancel or amend the sublease agreement at any time with 30 days written notice. If for any reason the affiliated company was forced to dissassociate from the Company, the Company would be allowed to assume the remainder of the lease.

## Note 11: COMMITMENTS AND CONTINGENCIES (Continued)

At June 30, 2012, the minimum annual payments are as follows:

| Year Ending June 30, | | |
|---|---|---|
| 2013 | $ | 18,192 |
| 2014 | | 18,656 |
| 2015 | | 4,693 |
| 2016 & thereafter | | - |
| | $ | 41,541 |

## Note 12: RECENTLY ISSUED ACCOUNTING STANDARDS

In June of 2009, the Financial Accounting Standards Board (the "FASB") implemented a major restructuring of U.S. accounting and reporting standards. This restructuring established the Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

For the year ending June 30, 2012, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

| ASU No. | Title | Effective Date |
|---|---|---|
| 2010-29 | Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations (December 2010). | After December 15, 2010 |
| 2011-04 | Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IRFSs (May 2011). | After December 15, 2011 |

**Financial Services International Corp.**
**Notes to Financial Statements**
**June 30, 2012**

**Note 12: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)**

| | | |
|---|---|---|
| 2011-05 | Comprehensive Income (Topic 220): Presentation of Comprehensive Income (June 2011). | After December 15, 2011 |
| 2011-08 | Intangibles - Goodwill and Other (Topic 350): Testing Goodwill for Impairment (September 2011). | After December 15, 2011 |

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

**Note 13: NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2012, the Company had net capital of $36,017 which was $29,196 in excess of its required net capital of $6,821; and the Company's ratio of aggregate indebtedness ($102,319) to net capital was 2.84 to 1, which is less than the 15 to 1 maximum allowed.

**Note 14: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS**

There is a difference of $551 between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

| | | |
|---|---|---|
| Net capital per unaudited schedule | | $ 36,568 |
| Adjustments: | | |
| Retained earnings | $ (1,984) | |
| Non-allowable assets | 303 | |
| Haircuts & undue concentration | 1,130 | |
| Total adjustments | | (551) |
| Net capital per audited statements | | $ 36,017 |

**Financial Services International Corp.**
**Schedule I - Computation of Net Capital Requirements**
**Pursuant to Rule 15c3-1**
**As of June 30, 2012**

| | | | | |
|---|---|---|---|---|
| **Computation of net capital** | | | | |
| Common stock | $ | 1,039 | | |
| Additional paid-in capital | | 32,016 | | |
| Retained earnings | | 59,375 | | |
| **Total stockholders' equity** | | | $ | 92,430 |
| Less: Non-allowable assets | | | | |
| Commissions receivable | | (50,000) | | |
| Property and equipment, net | | (453) | | |
| Other assets | | (1,149) | | |
| **Total non-allowable assets** | | | | (51,602) |
| **Net capital before haircuts** | | | | 40,828 |
| Less: Haircuts and undue concentration | | | | |
| Haircut on marketable securities | | (2,040) | | |
| Haircut on mutual funds | | (2,431) | | |
| Undue concentration | | (340) | | |
| **Total haircuts & undue concentratior** | | | | (4,811) |
| **Net Capital** | | | | 36,017 |
| **Computation of net capital requirements** | | | | |
| Minimum net capital requirements | | | | |
| 6 2/3 percent of net aggregate indebtedness | $ | 6,821 | | |
| Minimum dollar net capital required | $ | 5,000 | | |
| Net capital required (greater of above) | | | | (6,821) |
| **Excess net capital** | | | $ | 29,196 |
| Ratio of aggregate indebtedness to net capital | | 2.84 : 1 | | |

There was a difference of $551 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated June 30, 2012 (See Note 14).

*See independent auditor's report*

**Financial Services International Corp.**
**Schedule II - Computation for Determining of Reserve**
**Requirements Pursuant to Rule 15c3-3**
**As of June 30, 2012**

A computation of reserve requirements is not applicable to Financial Services International Corp. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

**Financial Services International Corp.**
**Schedule III - Information Relating to Possession or Control**
**Requirements Pursuant to Rule 15c3-3**
**As of June 30, 2012**

Information relating to possession or control requirements is not applicable to Financial Services International Corp. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

*See independent auditor's report*

**Financial Services International Corp.**

**Supplementary Accountant's Report**

**on Internal Accounting Control**

**Report Pursuant to Rule 17a-5**

**For the Year Ended June 30, 2012**



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Financial Services International Corp.:

In planning and performing our audit of the financial statements of Financial Services International Corp. (the Company), as of and for the year ended June 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
*phone* 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com

Los Angeles New York Oakland Seattle

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Breard & Associates, Inc.
Certified Public Accountants

Seattle, Washington
August 24, 2012

**Financial Services International Corp.**

**Report on the SIPC Annual Assessment**

**Pursuant to Rule 17a-5 (e) 4**

**For the Year Ended June 30, 2012**



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Financial Services International Corp.

Pursuant to Rule 17a-5 (e) (4) of the Securities Exchange Act of 1934, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of Financial Services International Corp. ("the Company") for the year ended June 30, 2012. Our procedures were performed solely to assist the Company in complying with Rule 17a-5 (e) (4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;

2. Compared amounts reported on the unaudited Form X-17A-5 for the year ended June 30, 2012, with the amounts reported in General Assessment Reconciliation (Form SIPC-7);

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7 and in the related schedules and working papers supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an examination made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above.

In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on the Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to schedules referred to above and does not extend to any financial statements of Financial Services International Corp. taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Seattle, Washington
August 24, 2012

9221 Corbin Avenue, Suite 170, Northridge, California 91324
*phone* 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com



Los Angeles New York Oakland Seattle

**Financial Services International Corp.**
**Schedule of Securities Investor Protection Corporation**
**Assessments and Payments**
**For the Year Ended June 30, 2012**

| | Amount | |
|---|---|---|
| Total assessment | $ | 719 |
| SIPC-6 general assessment<br>Payment made on January 23, 2012 | | (309) |
| Less prior overpayment applied | | (482) |
| Total assessment balance<br>(overpayment carried forward) | $ | (72) |